September 17, 2024

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street, Suite 100
Sheridan, WY 82801

        Re: Green Stream Holdings Inc.
            Form 10-K for the fiscal year ended April 30, 2023
            Filed August 15, 2023
            File No. 000-53279
Dear James DiPrima:

        We issued comments to you on the above captioned filing on August 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 1, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction